UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.

(Translation of registrant's name into English)

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

❑ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ❑

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report, dated February 21, 2012

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 (Registration No. 333-178714) initially filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on December 22, 2011, and as subsequently amended by Amendment No. 1 thereto filed with the Commission on January 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc. (Registrant)
Date: February 21, 2012
	By:	/s/ Bill Larkin
Bill Larkin Chief Financial Officer